UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

iSpecimen Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

45032V108

(CUSIP Number)

Andrew L. Ross

c/o iSpecimen Inc.

450 Bedford Street

Lexington, MA 02420

(781) 301-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45032V108	Page 2 of 2

.	(1) (2)
(1)	Names of reporting persons Andrew L. Ross
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization United States
Number of	(7)	Sole voting power 1,336,730 (1) (2)
shares beneficially owned by	(8)	Shared voting power
each reporting person	(9)	Sole dispositive power 1,336,730 (1) (2)
with:	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 1,336,730 (1) (2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.797% (1) (2)
(14)	Type of reporting person (see instructions) IN

(1)

Includes 7,890 shares of common stock issuable upon exercise of stock options, which are vested or will vest within 60 days of April 14, 2023 at an exercise price of $8.00 per share. Does not include 5,635 shares of common stock issuable upon exercise of stock options at an exercise price of $8.00 per share, none of which are exercisable within 60 days of April 14, 2023. Includes 2,500 shares of common stock issuable upon exercise of stock options, which are vested or will vest within 60 days of April 14, 2023 at an exercise price of $1.41 per share. Does not include 7,500 shares of common stock issuable upon exercise of common stock issuable upon exercise of stock options at an exercise price of $1.41 per share, none of which are exercisable within 60 days of April 14, 2023.

(2)

Based on the sum of (i) a total of 9,022,900 shares of common stock outstanding as of April 14, 2023, (ii) options to purchase 10,390 shares of common stock which are exercisable as of or within 60 days of April 14, 2023.

Item 1.  Security and Issuer.

Cusip:

45032V108

This Schedule 13D is filed (this “Schedule 13D”) by the Reporting Person (as identified above and defined below) with respect to the common stock, par value $0.0001 (“Shares”) of iSpecimen Inc., a Delaware corporation, with its principal executive offices at 450 Bedford Street Lexington, MA 02420

Item 2.  Identity and Background.

(a)This Schedule 13D is being filed by Andres L. Ross (the “Reporting Person”). The Reporting Person previously inadvertently reported ownership of Shares of the Issuer on a Schedule 13G filed on February 7, 2022 (the “Schedule 13G”). The Reporting Person subsequently determined that reporting Shares on a Schedule 13D is required, and accordingly is filing this Schedule 13D herewith to replace the Schedule 13G].

(b)The Reporting Person’s business address is c/o iSpecimen Inc., 450 Bedford Street, Lexington, MA 02420.

(c)The Reporting Person is a director of the Issuer.

(D)During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)The Reporting Person is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person has acquired all of the Shares beneficially owned by him (i) through [private and open market] purchases, with his own funds, (2) issuances by the Issuer pursuant to awards granted to the Reporting Person pursuant to the Issuer’s stock incentive plans as compensation for services as a director of the Issuer, or (3) automatic conversion of preferred equity and convertible notes into Shares in accordance with their respective terms.

Item 4.  Purpose of Transaction.

The Reporting Persons has acquired all of the Shares beneficially owned him (i) through private and open market purchases with his own funds for investment purposes, (2) issuance by the Issuer pursuant to awards granted to the Reporting Person pursuant to the Issuer’s stock incentive plans as compensation for services as a director of the Issuer, or (3) automatic conversion of preferred equity and convertible notes into Shares in accordance with to their respective terms. The Reporting Person serves on the Issuer’s board of directors and, as a result, may be asked to vote on or discuss matters related to items (a) through (j) of this Item 4 of Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) Incorporated by reference to Items 11 and 13 of the Cover Page

(b)Incorporated by reference to Items 7-10 of the Cover Page

(c)None

(d)None

(e)N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to Be Filed as Exhibits.

None

SIGNATURE PAGE FOLLOWS:

Signatures

7

Date:	April 17, 2023	By:	/S/ Andrew L. Ross
Andrew L. Ross